Filed by TradeStation Group, Inc.
pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934
Subject Company: Quantum FinTech Acquisition Corporation
Commission File No.: 001-40009

Date of Email: November 4, 2021
To:	Group Email to All TradeStation Employees
From:	jbartleman@tradestation.com
Subject of Email: Exciting Developments at TradeStation Group

To All TradeStation Employees:

Today is an exciting day for TradeStation as we continue on our path toward growing the TradeStation brand, customer base and platform offerings.

I am pleased to inform you that early this morning TradeStation Group announced plans to go public. We have executed a definitive agreement to enter into a business combination with Quantum FinTech Acquisition Corporation (NYSE: QFTA), a special purpose acquisition company, or SPAC. Upon completion of the business combination, TradeStation Group will become a New York Stock Exchange-listed company under the ticker symbol “TRDE.” A press release and webcast presentation announcing the transaction, and describing its goals and rationale, can be found at about.tradestation.com.

There are two basic components to our going public by combining with a SPAC. One is that the public shareholders of the SPAC will become our public shareholders unless they elect to opt out. The second component is a private offering that is simultaneously made to institutional and strategic investors who also want to be our shareholders the day we go public. I am pleased to report that Monex has agreed, through this private offering, to invest an additional $50 million in TradeStation, and that the other lead private investor will be Galaxy Digital LP, a recognized innovator in the digital asset, cryptocurrency and blockchain technology sector, which is also investing $50 million. We welcome this further support of our growth strategy by Monex Group and the strategic investment by one of the world’s most prominent crypto companies as we continue to build out our cryptocurrency offering.

TradeStation’s current management team, including myself, will continue to lead the company following completion of the transaction, and Monex Group will continue to be the controlling shareholder of TradeStation. We expect the transaction to close in the first half of 2022, subject to receipt of all necessary regulatory and shareholder approvals.

We expect there will be new opportunities for our people as we continue to invest and grow, and strongly believe that this transaction will better position the company to create value for its employees, customers and stakeholders.

I hope you will join me in celebrating this significant step toward a stronger, enhanced TradeStation Group. Thank you for your continued contributions as we pursue this growth opportunity.

Sincerely,

John Bartleman, President and CEO

TradeStation Group, Inc.

This communication is not a solicitation or a proxy, consent or authorization with respect to any securities or in respect of the proposed business combination between TradeStation Group and Quantum FinTech Acquisition Corporation, and shall not constitute an offer to sell or exchange, or a solicitation of an offer to buy or exchange, or a recommendation to buy or exchange, the securities of TradeStation Group, Quantum FinTech Acquisition Corporation or the combined company, or any of their respective affiliates, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation, sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended. This communication is not for release, publication or distribution, in whole or in part, in or into, directly or indirectly, any jurisdiction in which such release, publication or distribution would be unlawful.